EXHIBIT (12)(b)
                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                       YEAR ENDED DECEMBER 31,
($ IN MILLIONS)                                   1995   1994   1993   1992    1991
                                                  ----   ----   ----   ----    ----
Income (loss) before income taxes
  and minority interest                          $ (40) $ (17) $(353) $ 275  $  193
Less: Equity in income (loss) of
       50 percent or less owned affiliates           1     (4)    (4)    (1)    (17)
Add: Dividends from affiliates                      --     --     --     --       2
     Combined fixed charges and preferred
       dividends, excluding capitalized
       interst                                     353    511    269    245     207
                                                 -----  -----  -----  -----  ------
Earnings as adjusted                             $ 312  $ 498  $ (80) $ 521  $  419
                                                 =====  =====  =====  =====  ======

Combined fixed charges and preferred dividends:
  Interest expense                               $ 233  $ 134  $ 165  $ 169  $  176
  Rental expense                                    24     27     29     36      31
  Capitalized interest                              --     --     --     --       6
  Pre-tax earnings required to cover
    preferred dividend requirements (d)             96    350     75     40      --
                                                 -----  -----  -----  -----  ------
Total combined fixed charges and
  preferred dividends                            $ 353  $ 511  $ 269  $ 245  $  213
                                                 =====  =====  =====  =====  ======
Ratio of earnings to combined fixed charges
  and preferred dividends                           (e)    (f)    (g)  2.13x   1.97x
                                                 =====  =====  =====  =====  ======

(d)  Dividend requirement divided by 100% minus effective income tax rate.

(e) Additional income before income taxes and minority interest of $41 million would be necessary to attain a ratio of earnings to combined fixed charges and preferred dividends of 1.00x for the year ended December 31, 1995.

(f) Additional income before income taxes and minority interest of $13 million would be necessary to attain a ratio of earnings to combined fixed charges and preferred dividends of 1.00x for the year ended December 31, 1994.

(g) Additional income before income taxes and minority interest of $349 million would be necessary to attain a ratio of earnings to combined fixed charges and preferred dividends of 1.00x for the year ended December 31, 1993.

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